Law Offices
Monahan & Biagi, Pllc
A Professional Limited Liability Company

August 15, 2011

Via E-Mail MCCANNJ@sec.gov

Joseph McCann
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	Visualant, Incorporated Registration Statement on Form S-1 Amended August 2, 2011 File No. 333-175178

Dear Mr. McCann:

Thank you for your letter of August 12, 2011.  We have reviewed your comments on Exhibit 5.1 and prior to filing an amended opinion letter, we wanted to address some of your questions and comments to insure that any revisions made to the opinion letter fully respond to your concerns.

There are two different sets of shares that are being registered under Visualant’s Registration Statement on Form S-1, namely:

(1)  a total of 3,362,647 shares that have already been issued by the Company (833,333 shares issued to Coach Capital LLC upon exercise of a warrant and 2,529,314 shares issued to Seaside 88 Advisors LLC pursuant to a securities purchase agreement); and

(2)  a total of 11,977,714 shares that may be issued in the future to Sterling Group, Gemini Master Fund Ltd. and Ascendiant Capital Partners LLC, upon exercise of warrants, conversion of convertible debentures, and purchase under securities purchase agreements.

The Registration Statement covers the resale of both sets of shares (assuming of course, that the second set of 11,977,714 shares are in fact issued in the future) by the respective shareholders, and is not intended to cover the initial sale of these shares by the Company to the respective shareholders.

We understand that your first comment, which pertains to the assumptions set forth in the second paragraph of the opinion, should pertain only to those shares that are issuable in the future and we will revise our opinion accordingly (e.g., “In connection with this opinion, we have assumed that the Shares that are issuable under the purchase agreements, upon conversion of the debentures and upon exercise of the warrants, will be issued in the manner described in the Registration Statement and the prospectus relating thereto.”)  Please let us know if that is acceptable.

701 Fifth Avenue, Suite 2800   Seattle, Washington 98104
Telephone: (206) 587-5700    Facsimile: (206) 587-5710
Email: JBiagi@MonahanBiagi.com

Joseph McCann
Securities and Exchange Commission
August 15, 2011

In response to your second and third comments, subparagraphs (a) and (b) are phrased in the past tense because these shares have already been issued by the Company.  Subparagraph (c) is phrased in the future tense because these shares have yet to be issued, and given the various conditions set forth in the respective purchase agreements, convertible debentures and warrants, these shares may not be issued unless and until those conditions are met.  In addition, it is the resale of these shares by the respective shareholders (and not the initial sale by the Company) that is being registered.  Therefore, we have recited that these shares must be issued in compliance with or in accordance with those purchase agreements, debentures and warrants, as applicable, in order for them to be legally issued, fully paid and non-assessable.

With respect to your fourth comment, we are unclear as to what should be the applicable date of the opinion letter (other than the date it is filed with the SEC).  We realize that the registration statement is not yet effective, yet we cannot date the opinion letter as of a date in the future since we don’t know what date the registration statement will become effective.  We would appreciate any suggestions you may have as to how to address this issue.

Very truly yours,

Monahan & Biagi, PLLC

/s/

James F. Biagi, Jr.